UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DOCUMENT SECURITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

648726 30 5

(CUSIP Number)

with a copy to:

IDT Corporation 520 Broad Street Newark, NJ 07102 Attn: Ira A. Greenstein Tel.: (973) 438-1000	McDermott, Will & Emery 50 Rockefeller Plaza New York, NY 10020 Attn: Mark S. Selinger, Esq. Tel: (212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 648726 30 5

1	NAME OF REPORTING PERSON IDT Venture Capital Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
22-3833980

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 600,000[1] 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 600,000[1] 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.44%

14	TYPE OF REPORTING PERSON CO

[1]	Includes (a) 100,000 shares of the Issuer’s Common Stock, par value $0.02 per share (the “Common Stock”) and (b) up to 500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant granted by the Issuer to IDT Venture Capital Corporation on October 31, 2003 (the “Warrant”).

SCHEDULE 13D

CUSIP No. 648726 30 5

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
22-3415036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 600,000[1] 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 600,000[1] 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.44%

14	TYPE OF REPORTING PERSON CO

[1]	Includes (a) 100,000 shares of the Common Stock and (b) up to 500,000 shares of Common Stock issuable upon the exercise of the Warrant.

SCHEDULE 13D

CUSIP No. 648726 30 5

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 600,000[1] 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 600,000[1] 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.44%

14	TYPE OF REPORTING PERSON IN

[1]	Includes (a) 100,000 shares of the Common Stock and (b) up to 500,000 shares of Common Stock issuable upon the exercise of the Warrant.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.02 per share (the “Common Stock”), of Document Security Systems, Inc., a New York corporation (“DSS” or the “Issuer”), having its principal executive offices at 36 West Main Street, Suite 710, Rochester, New York 14614.

Item 2.	Identity and Background

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by IDT Venture Capital Corporation, a Delaware corporation (“IDT Venture”), IDT Corporation, a Delaware corporation (“IDT”), and Howard S. Jonas, an individual (collectively, the “Reporting Persons”).

IDT is a multinational communications company that provides services and products to retail and wholesale customers worldwide, including prepaid debit and rechargeable calling cards, wholesale telecommunications carrier services and consumer phone services. IDT’s principal place of business is 520 Broad Street, Newark, NJ 07102.

IDT Venture, a subsidiary of IDT, principally invests in opportunities that complement IDT’s internal endeavors. IDT Venture’s principal place of business is 520 Broad Street, Newark, NJ 07102.

Howard S. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT. Howard S. Jonas is a United States Citizen. The address of his principal place of business is 520 Broad Street, Newark, NJ 07102.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of IDT and IDT Venture, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entities, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

IDT Venture acquired 100,000 shares (the “Purchased Shares”) of Common Stock pursuant to that certain Securities Purchase Agreement between DSS and IDT Venture, dated as of October 31, 2003 (the “Securities Purchase Agreement”) and the right to acquire 500,000 shares (the “Warrant Shares”) of Common Stock upon exercise of the Warrant (collectively, the “Shares”) for an aggregate purchase price of $211.875.83, consisting of certain legal and other expenses incurred by IDT on behalf of the Issuer. In exercising the Warrant to purchase the Warrant Shares, IDT Venture would pay $2.50 per Warrant Share, subject to certain adjustments set forth in the Warrant.

The funds that were used to purchase the Purchased Shares were provided by IDT’s cash on hand and no funds were borrowed for such purpose. Further, in the event the Warrant is exercised and the consideration used is cash, the funds that would be required to purchase the Warrant Shares is expected to be provided by IDT’s and/or IDT Venture’s cash on hand and not funded by borrowing money from an outside source. IDT Venture may also exercise the Warrant by paying the exercise price in shares of Common Stock owned by IDT Venture.

Item 4.	Purpose of Transaction

IDT Venture acquired the Purchased Shares, and may exercise the Warrant to purchase the Warrant Shares, to obtain a minority equity interest in the Issuer. The Reporting Persons believe this transaction is an attractive investment. Each of the Reporting Persons intends to continuously review its direct or indirect investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to directly or indirectly acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose or cause the disposition of all or a portion of the securities of the Issuer beneficially owned by it, subject to the restrictions on transfer in the Securities Purchase Agreement or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer’s business and prospects, other developments concerning the Issuer and its business generally, other business opportunities available to the Reporting Persons, developments with respect to the business of IDT Venture, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

On October 31, 2003, pursuant to the Securities Purchase Agreement, IDT Venture acquired the Purchased Shares and the Warrant for an aggregate purchase price of $211.875.83. The purchase price consisted of certain legal and other expenses incurred by IDT Venture, IDT and/or any affiliates of either on behalf of the Issuer. The description of the Securities Purchase Agreement throughout this Schedule 13D is qualified by reference to the

Securities Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, the Purchased Shares, the Warrant and the Warrant Shares were not registered, and are exempt from registration, under the Securities Act of 1933, as amended (the “Act”). IDT Venture was granted demand registration rights (exercisable on or after April 30, 2004) and piggyback registration rights with respect to the Purchased Shares, the Warrant and the Warrant Shares (together with any other securities issued and issuable with respect to any such Purchased Shares or Warrant Shares by way of a stock dividend, stock distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation, sale of assets or reclassification).

The Warrant provides that IDT Venture has the right to acquire up to an aggregate of 500,000 shares of Common Stock in addition to the Purchased Shares. The Warrant is exercisable, in whole or in part, at any time and from time to time during the period beginning on February 1, 2004 and ending at 11:59 p.m., New York City time, on February 1, 2014. The initial exercise price of the Warrant is $2.50 per Warrant Share, and such exercise price is subject to adjustment in the event of (i) stock splits, subdivisions, reclassifications, and combinations of the Common Stock, (ii) certain other distributions by the Issuer, and (iii) issuances of additional Common Stock, additional warrants to purchase Common Stock or securities convertible into Common Stock by the Issuer. The Warrant may be exercised by payment in cash or in Common Stock owned by IDT Venture. The description of the Warrant throughout this Schedule 13D is qualified by reference to the Warrant, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Warrant Shares are reported herein as being beneficially owned by IDT Venture, IDT and Howard S. Jonas because the Reporting Persons may acquire such shares within 60 days after filing of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) IDT Venture directly beneficially owns 100,000 shares of the Common Stock. In addition, IDT Venture is entitled under the Warrant to purchase an additional 500,000 shares of the Common Stock within 60 days of December 1, 2003. Accordingly, IDT Venture may be deemed the direct beneficial owner of 600,000 shares of the Common Stock, representing 6.44% of the outstanding Common Stock. The calculations herein are based on 9,318,818 shares of Common Stock outstanding as of November 10, 2003, as reported on the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2003.

IDT does not directly own any shares of the Issuer. IDT is the 100% shareholder of IDT Venture, and as such may be deemed the indirect beneficial owner of 600,000 shares of the Common Stock representing 6.44% shares of the outstanding Common Stock.

Howard S. Jonas does not directly own any shares of the Issuer. As of November 5, 2002, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $0.01 of IDT and 9,317,548 shares of Class B Common Stock, par value $0.01 of IDT, representing approximately 21.5% of the outstanding shares of IDT and 56.2% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 600,000 shares of the Common Stock representing 6.44% shares of the outstanding Common Stock.

(b) By virtue of its direct ownership of 600,000 shares of the Common Stock, IDT Venture may be deemed to have the sole power to vote and dispose of 600,000 shares of the Common Stock.

By virtue of its ownership of all the outstanding shares of IDT Venture, IDT may be deemed to have the sole power to vote and dispose of 600,000 shares of the Common Stock.

By virtue of his ownership of shares of IDT representing approximately 56.2% of the combined voting power of IDT, Howard Jonas has the power to control the election of directors to IDT’s board of directors, and therefore he may be deemed to have the sole power to vote and dispose of 600,000 shares of the Common Stock.

(c) Except as described herein and as previously described in this Item and in Item 3 and Item 4 above, no transactions in the Common Stock of the Issuer have been effected by the Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule 1 to this Schedule 13D, during the last 60 days.

(d) Not applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4 to this Schedule 13D, none of the Reporting Persons nor to the best of the Reporting Persons’ knowledge, any directors or executive officers of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement between Document Security Systems, Inc. and IDT Venture Capital Corporation, dated as of October 31, 2003.

Exhibit 2	Common Stock Purchase Warrant granted by Document Security Systems, Inc. to IDT Venture Capital Corporation, dated October 31, 2003.

Exhibit 3	Joint Filing Agreement among IDT Venture Capital Corporation, IDT Corporation and Howard S. Jonas, dated December 2, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 2, 2003

IDT VENTURE CAPITAL CORPORATION

By:	/s/ Ira A. Greenstein

Name: Ira A. Greenstein Title: Chief Executive Officer

IDT CORPORATION

By:	/s/ Ira A. Greenstein

Name: Ira A. Greenstein Title: President

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas, individually

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Chairman of the Board and Director	Chairman of the Board	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Chief Executive Officer, Vice Chairman of the Board and Director	Chief Executive Officer, Vice Chairman of the Board and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Ira A. Greenstein	President	President	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marcelo Fischer	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	Senior Vice President and Director	President and Chief Operating Officer of IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Moshe Kaganoff	Executive Vice President of Strategic Planning and Director	Executive Vice President of Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Geoffrey Rochwarger	Executive Vice President of Telecommunications	Executive Vice President of Telecommunications	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

E. Brian Finkelstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Name	Position	Principal Occupation	Business Address
Jonathan Levy	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	c/o IDT 520 Broad Street Newark, NJ 07102

J. Warren Blaker	Director	Professor, Fairleigh Dickinson University	c/o IDT 520 Broad Street Newark, NJ 07102

Rudy Boschwitz	Director	Chairman of the Advisory Committee of the Center for Global Food Issues, Former U.S. Senator	c/o IDT 520 Broad Street Newark, NJ 07102

Saul Fenster	Director	President Emeritus of the New Jersey Institute of Technology	c/o IDT 520 Broad Street Newark, NJ 07102

Jack F. Kemp	Director	Former U.S. Congressman and former Secretary of Housing and Urban Development	c/o IDT 520 Broad Street Newark, NJ 07102

Michael J. Levitt	Director	Chairman of Stone Tower Capital LLC	c/o IDT 520 Broad Street Newark, NJ 07102

William A. Owens	Director	Vice Chairman of the Board and Co-Chief Executive Officer of Teledisc LLC and former Vice Chairman of the Joint Chiefs of Staff	c/o IDT 520 Broad Street Newark, NJ 07102

William F. Weld	Director	Principal, Leeds Weld & Co. and former Governor of Massachusetts	c/o IDT 520 Broad Street Newark, NJ 07102

James S. Gilmore III	Director	Partner, Kelley Drye & Warren LLP and former Governor of Virginia	c/o IDT 520 Broad Street Newark, NJ 07102

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Venture. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Ira A. Greenstein	Chief Executive Officer and Director	President	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102